EXHIBIT 5.1

[LETTERHEAD OF LOCKE LIDDELL & SAPP LLP]

June 11, 2004

Analytical Surveys, Inc.

11900 Crownpoint Drive

San Antonio, Texas 78233

Gentlemen:

We have acted as counsel for Analytical Surveys, Inc., a Colorado corporation (the “Company”), in connection with the registration, pursuant to a Registration Statement on Form S-8 being filed with the Securities and Exchange Commission (the “Registration Statement”) under the Securities Act of 1933, as amended, of the offering of up to 338,376 shares of the Company’s common stock, no par value per share (the “Common Stock”), which may be issued under the Executive Employment Agreement between the Company and Wayne B. Fuquay (75,000 shares), Analytical Surveys, Inc. Year 2000 Stock Incentive Plan (50,000 shares); Analytical Surveys, Inc. Officer and Employee Recruitment Stock Incentive Plan (50,000 shares) and the 2003 Stock Option Plan (163,376 shares) (collectively, the “Plans”).

In such capacity, we have examined the corporate documents of the Company, including its Certificate of Incorporation and its Bylaws, each as amended, and resolutions adopted by its board of directors and committees thereof. We have also examined the Registration Statement, together with the exhibits thereto, and such other documents which we have deemed necessary for the purposes of the expressing the opinion contained herein. We have relied on representations made by and certificates of the officers of the Company and public officials with respect to certain facts material to our opinion. We have made no independent investigation regarding such representations and certificates.

Based upon the foregoing, we are of the opinion that the shares of Common Stock, when issued pursuant to the provisions of the Plan, will be duly authorized, validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Locke Liddell & Sapp LLP

By:	/s/ David F. Taylor
David F. Taylor